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                            April 26, 2022

       Brian Capo
       Chief Accounting Officer
       Live Nation Entertainment, Inc.
       9348 Civic Center Drive
       Beverly Hills, CA 90210

                                                        Re: Live Nation
Entertainment, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Filed February 23,
2022
                                                            File No. 001-32601

       Dear Mr. Capo:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Measures, page 36

   1. We note that you use AOI to evaluate the performance of your operating segments;
                                                        however, it does not
appear that this is the segment measure being presented in Footnote
                                                        16 of the financial
statements. Please advise.
       Consolidated Results of Operations, page 41

   2. Please precede the disclosure of non-GAAP measures with your operating results disclosure, which is
presented on a GAAP basis, to avoid giving undue prominence to the non-GAAP measures.
Refer to Question 102.10 of the Compliance and Disclosure
                                                        Interpretations on
Non-GAAP Financial Measures.
 Brian Capo
FirstName
Live NationLastNameBrian    Capo
             Entertainment, Inc.
Comapany
April       NameLive Nation Entertainment, Inc.
       26, 2022
April 226, 2022 Page 2
Page
FirstName LastName
3. Please tell us your consideration of discussing results of operations of the business as a whole pursuant to Item 303(b) of Regulation S-K.
Item 8. Financial Statements and Supplementary Data
Note 13. Revenue Recognition , page 93

4.       We note your statement that    The timing of our third-party clients
 event cancellations
         and rescheduling of postponed events versus new events available for sale can result in refunds of service charges exceeding current quarter sales resulting in negative revenue
         for that period.    Please tell us if negative revenue resulted in any
of the quarters in 2020,
         and if material, tell us your treatment of the amount, and your consideration of disclosing the related amount.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Aamira Chaudhry at 202-551-3389 or Theresa Brillant at 202-551-
3307 with any questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Trade
& Services